UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File Number: 1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS	4
SIGNATURES	5
Exhibit 99.1

On February 12, 2015, the Supervisory Board of SAP SE (“SAP”) retrospectively reduced the performance threshold for vesting of certain restricted share units beginning January 2014 under SAP’s RSU Milestone Plan 2015, which is an element of variable compensation for Executive Board members of SAP.

In connection with the change to the RSU Milestone Plan 2015, the Supervisory Board and Executive Board of SAP updated their declaration, as required by the German Stock Corporation Act, regarding SAP’s implementation of the recommendations of the German Corporate Governance Code.

The declaration is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2013 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Declaration dated February 12, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Luka Mucic
Name: Luka Mucic
Title: Member of the Executive Board and CFO

By:	/s/ Michael Junge
Name: Michael Junge
Title: Authorized Signatory

Date: February 18, 2015

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